EXHIBIT 21

SUBSIDIARIES OF THE COMPANY	PLACE OF INCORPORATION
Carolina Quarries, Inc.	Delaware
Max Mining and Resources S.a.r.L.	Luxembourg
Pennsylvania Granite Corporation	Pennsylvania
Rock of Ages Canada, Inc.	Quebec